bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 29 January 2003

Number 02/03

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 DECEMBER 2002

BHP Billiton today released its production report for the quarter ended 31 December 2002.

- **Oil and Condensate** production for the quarter of 16.4 million barrels was 16 per cent lower than the December 2001 quarter. The decrease was mainly due to natural field decline in Bass Strait (Australia) and Laminaria (Australia), ramp up of production following scheduled shutdowns for platform maintenance works at Liverpool Bay (UK) and shutdowns and subsequent repairs at Typhoon (US) following adverse weather conditions. These decreases were partially offset by production from the Tuna and West Tuna infill programs in Bass Strait, completion of the Scindian-3 flowline repairs and Griffin-9 infill well at Griffin (Australia) and commencement of the Echo Yodel field at the North West Shelf (Australia).
- **Oil and condensate** production was 12 per cent lower than the September 2002 quarter. This reflects natural field decline and higher downtime at Bass Strait, rapid decline in the performance of Phase 2 infill wells in Laminaria and higher downtime at Typhoon due to adverse weather conditions. This was partially offset by the timing of shutdowns at Liverpool Bay and Bruce (UK).
- **Natural Gas** production for the quarter of 69.41 billion cubic feet was eight per cent lower than the December 2001 quarter mainly due to seasonal conditions in Bass Strait, scheduled shutdowns in Liverpool Bay and adverse weather conditions at Typhoon. Natural gas production was three per cent lower than the September 2002 quarter due to seasonal conditions in Bass Strait partially offset by scheduled shutdowns in Liverpool Bay and improved reliability at Bruce.
- **Alumina** production for the quarter of 998,000 tonnes was three per cent higher than the December 2001 quarter, mainly reflecting a return to full production at Alumar (Brazil) following government enforced power rationing. Alumina production was three per cent lower than the September 2002 quarter, due to power disruptions at Worsley (Australia) and Paranam (Suriname) during the current quarter.

dlw 2/11

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

- **Aluminium** production for the quarter of 266,000 tonnes was 13 per cent higher than the December 2001 quarter, mainly due to higher production at Hillside (South Africa) reflecting the success of the capacity creep programme, non-recurrence of the September 2001 power outage and completion of the pot relining program in June 2002. Aluminium production was in line with the September 2002 quarter.
- **Copper** production for the quarter of 225,600 tonnes was two per cent higher than the December 2001 quarter. Copper production during the 2002 calendar year was in line with the 2001 year despite the start-up of the Escondida Phase IV expansion in September 2002 as a result of the decision to low grade copper production at Escondida and to temporarily cease production at Tintaya from November 2001. Production for the quarter was 22 per cent higher than the September 2002 quarter mainly due to the successful ramp up of the Escondida Phase IV expansion.
- **Iron Ore** production for the quarter of 18.4 million tonnes (BHP Billiton share) was in line with the September 2002 quarter and seven per cent higher than the December 2001 quarter. Western Australian iron ore production of 16.5 million tonnes was in line with the record September 2002 quarter due to continued strong demand for all products in Asian markets. In addition, a new sales record of 18.2 million tonnes was set at Western Australian iron ore operations during the December 2002 quarter. Samarco (Brazil) production for the December 2002 quarter of 2.0 million tonnes was in line with the September 2002 quarter and 53 per cent higher than the December 2001 quarter, reflecting strong customer demand.
- **Metallurgical Coal** production for the quarter of 8.4 million tonnes was in line with both the December 2001 and September 2002 quarters. Queensland (Australia) coal production for the December 2002 quarter reflects the resolution of adverse roof conditions at the Crinum mine, and lower overall production at the Goonyella Riverside mine to ensure a sustainable balance in stockpile inventories. Higher shipments were recorded at Illawarra Coal (Australia) during the December 2002 period following deliveries to new customers.
- **Ekati™ Diamond** (Canada) production for the quarter of 1.07 million carats was 15 per cent higher than the December 2001 quarter and 12 per cent higher than the September 2002 quarter mainly due to benefits of a processing plant de-bottlenecking program and mining of higher ore grades at the Misery pit.
- **Energy Coal** production for the quarter of 20.6 million tonnes was in line with the December 2001 quarter. Decreases from the sale of the PT Arutmin energy coal assets (Indonesia) were offset by higher production at New Mexico Coal (US) due to a dragline outage in the December 2001 quarter and commencement of underground longwall operations in October 2002 and increased ownership interest of Cerrejon Coal (Colombia) purchased in February 2002. Production was six per cent higher than the September 2002 quarter mainly due to maintenance on two draglines in the September quarter and commencement of underground longwall operations at New Mexico Coal.
- **Nickel** production for the quarter of 19,400 tonnes was 11 per cent higher than the December 2001 quarter, reflecting ramp-up of production at Cerro Matoso Line 2 (Colombia) and benefits from ongoing improvement programs at both Cerro Matoso and the QNI Yabulu Refinery (Australia). Production was two per cent higher than the September 2002 quarter.

- **Ferrochrome** production for the quarter of 230,000 tonnes was 12 per cent higher than the December 2001 quarter. The increase was due to increased market demand prompting the restart of idle furnaces.

****

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Australia

Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
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email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
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email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7747 3977
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			HALF YEAR ENDED		% CHANGE		
		DEC 2001	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001	DEC Q02 vs DEC Q01	DEC Q02 vs SEPT Q02	YTD 02 vs YTD 01
PETROLEUM									
Crude oil & condensate	('000 bbl)	19,638	18,550	**16,398**	**34,948**	39,143	-16%	-12%	-11%
Natural gas	(bcf)	75.47	71.86	**69.41**	**141.27**	146.52	-8%	-3%	-4%
LPG	('000 tonnes)	173.01	208.96	**167.97**	**376.93**	355.93	-3%	-20%	6%
Ethane	('000 tonnes)	18.59	27.67	**19.91**	**47.58**	42.64	7%	-28%	12%
ALUMINIUM									
Alumina	('000 tonnes)	965	1,031	**998**	**2,029**	1,929	3%	-3%	5%
Aluminium	('000 tonnes)	235	268	**266**	**534**	479	13%	-1%	11%
BASE METALS									
Copper	('000 tonnes)	220.7	*184.5*	**225.6**	**410.1**	423.2	2%	22%	-3%
Lead	(tonnes)	53,202	63,243	**58,345**	**121,588**	107,234	10%	-8%	13%
Zinc	(tonnes)	46,774	48,542	**44,115**	**92,657**	76,404	-6%	-9%	21%
Gold	(ounces)	79,538	55,153	**69,175**	**124,328**	150,766	-13%	25%	-18%
Silver	('000 ounces)	*9,730*	*11,260*	**9,870**	**21,130**	18,471	1%	-12%	14%
Molybdenum	(tonnes)	153	220	**250**	**470**	305	63%	14%	54%
CARBON STEEL MATERIALS									
Iron ore	('000 tonnes)	17,283	*18,628*	**18,447**	**37,075**	34,363	7%	-1%	8%
Metallurgical coal	('000 tonnes)	8,148	8,650	**8,390**	**17,040**	17,184	3%	-3%	-1%
Manganese ores	('000 tonnes)	888	1,095	**1,069**	**2,164**	1,860	19%	-3%	16%
Manganese alloys	('000 tonnes)	164	175	**190**	**365**	283	16%	9%	29%
Hot briquetted iron	('000 tonnes)	384	333	**414**	**747**	770	8%	24%	-3%
DIAMONDS AND SPECIALTY PRODUCTS									
Diamonds	('000 carats)	928	954	**1,071**	**2,025**	1,695	15%	12%	19%
ENERGY COAL									
Energy coal	('000 tonnes)	20,623	19,434	**20,649**	**40,083**	43,028	0%	6%	-7%
STAINLESS STEEL MATERIALS									
Nickel	('000 tonnes)	17.5	19.1	**19.4**	**38.5**	33.4	11%	2%	15%
Chrome ores	('000 tonnes)	609	713	**714**	**1,427**	1,238	17%	0%	15%
Ferrochrome	('000 tonnes)	206	238	**230**	**468**	413	12%	-3%	13%

Throughout this report figures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	HALF YEAR ENDED **DEC 2002**	DEC 2001
PETROLEUM								
Production								
Crude oil & condensate	(000 bbl)	19,638	19,644	19,732	18,550	**16,398**	**34,948**	39,143
Natural gas	(bcf)	75.47	66.30	70.66	71.86	**69.41**	**141.27**	146.52
LPG	('000 tonnes)	173.01	161.20	180.43	208.96	**167.97**	**376.93**	355.93
Ethane	('000 tonnes)	18.59	18.87	25.62	27.67	**19.91**	**47.58**	42.64
ALUMINIUM								
ALUMINA								
Production ('000 tonnes)								
Worsley	86%	671	677	686	698	**662**	**1,360**	1,333
Suriname	45%	209	208	215	221	**213**	**434**	428
Alumar	36%	85	111	117	112	**123**	**235**	168
Total		965	996	1,018	1,031	**998**	**2,029**	1,929
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	117	127	132	135	**134**	**269**	242
Bayside	100%	45	43	43	46	**45**	**91**	89
Alumar	46.3%	32	40	46	44	**44**	**88**	67
Valesul	45.5%	9	9	11	11	**11**	**22**	17
Mozal	47%	32	31	31	32	**32**	**64**	64
Total		235	250	263	268	**266**	**534**	479
BASE METALS (a)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida (b)	57.5%	80.1	75.3	94.4	68.4	**105.6**	**174.0**	169.5
Tintaya (b)	*100%*	*22.9*	*0.8*	*0.2*	-	**-**	**-**	43.8
Antamina (c)	33.8%	26.2	25.1	30.5	25.7	**26.4**	**52.1**	26.2
Alumbrera	25%	11.9	12.3	12.8	*11.1*	**13.4**	**24.5**	23.5
Highland Valley Copper	33.6%	15.6	14.2	16.1	14.9	**14.3**	**29.2**	31.7
Selbaie	100%	2.6	2.5	2.6	2.8	**2.1**	**4.9**	5.1
Total		159.3	130.3	156.6	*122.9*	**161.8**	**284.7**	299.8
Cathode ('000 tonnes)								
Escondida	57.5%	21.9	21.2	21.5	17.9	**19.1**	**37.0**	43.8
Cerro Colorado	100%	33.8	31.3	31.3	32.5	**33.1**	**65.6**	68.2
Tintaya (b)	100%	-	-	1.3	8.4	**8.9**	**17.3**	-
San Manuel	100%	2.2	1.8	-	-	**-**	**-**	4.5
Pinto Valley	100%	3.4	3.1	2.8	2.8	**2.7**	**5.5**	6.9
Total		61.4	57.4	56.9	61.6	**63.8**	**125.4**	123.4
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	51,914	63,172	63,799	61,676	**57,651**	**119,327**	104,793
Pering	100%	1,288	892	969	1,567	**694**	**2,261**	2,441
Total		53,202	64,064	64,768	63,243	**58,345**	**121,588**	107,234

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	HALF YEAR ENDED **DEC 2002**	DEC 2001
BASE METALS (continued)								
ZINC								
Payable metal in concentate (tonnes)								
Cannington	100%	17,285	15,002	12,511	15,182	**14,721**	**29,903**	31,343
Antamina (c)	33.8%	16,010	18,825	13,518	18,189	**15,424**	**33,613**	16,010
Selbaie	100%	7,896	8,495	8,121	9,840	**6,540**	**16,380**	17,580
Pering	100%	5,583	4,851	4,793	5,331	**7,430**	**12,761**	11,471
Total		46,774	47,174	38,942	48,542	**44,115**	**92,657**	76,404
GOLD								
Payable metal in concentrate (ounces)								
Escondida (b)	57.5%	12,166	11,837	17,694	10,074	**15,936**	**26,010**	22,807
Tintaya (b)	100%	11,500	503	-	-	**-**	**-**	21,749
Alumbrera	25%	49,780	49,064	51,511	39,279	**46,940**	**86,219**	92,364
Selbaie	100%	4,914	5,685	5,117	4,486	**5,069**	**9,555**	11,433
Highland Valley Copper	33.6%	1,178	1,126	1,268	1,314	**1,230**	**2,544**	2,413
Total		79,538	68,215	75,589	55,153	**69,175**	**124,328**	150,766
SILVER								
Payable metal in concentrate ('000 ounces)								
Cannington	100%	7,915	9,980	10,265	9,612	**8,326**	**17,938**	15,720
Escondida	57.5%	298	295	344	304	**387**	**691**	618
Antamina (c)	33.8%	617	508	461	536	**557**	**1,093**	617
Alumbrera	25.0%	71	68	56	53	**72**	**125**	114
Highland Valley Copper	33.6%	167	168	183	162	**159**	**321**	357
Selbaie	100%	662	504	524	593	**369**	**962**	1,045
Total		9,730	11,522	11,833	11,260	**9,870**	**21,130**	18,471
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Highland Valley Copper	33.6%	153	121	232	220	**250**	**470**	305
CARBON STEEL MATERIALS								
IRON ORE								
Production ('000 tonnes)								
Mt Newman Joint Venture	85%	6,423	5,565	5,413	5,486	**5,287**	**10,773**	12,396
Goldsworthy Joint Venture	85%	1,667	1,434	1,690	1,891	**1,808**	**3,699**	3,323
Yandi Joint Venture	85%	6,933	6,614	6,663	7,796	**8,187**	**15,983**	13,979
Jimblebar	100%	1,332	1,211	1,476	1,433	**1,186**	**2,619**	2,514
Samarco	50%	928	1,640	1,838	2,022	**1,979**	**4,001**	2,151
Total		17,283	16,464	17,080	18,628	**18,447**	**37,075**	34,363
METALLURGICAL COAL (d)								
Production ('000 tonnes)								
BMA (e)	50%	4,840	6,017	5,686	4,652	**5,032**	**9,684**	9,998
BHP Mitsui Coal (f)	80%	1,467	1,707	1,746	1,863	**1,472**	**3,335**	3,290
Illawarra	100%	1,841	1,265	1,927	2,135	**1,886**	**4,021**	3,896
Total		8,148	8,989	9,359	8,650	**8,390**	**17,040**	17,184

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	HALF YEAR ENDED **DEC 2002**	DEC 2001
CARBON STEEL MATERIALS (cont'd)								
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (g)	60%	501	424	475	581	**560**	**1,141**	968
Australia (g)	60%	387	467	309	514	**499**	**1,013**	892
Total		888	891	784	1,095	**1,059**	**2,154**	1,860
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (g)	60%	101	115	121	124	**125**	**249**	170
Australia (g)	60%	63	51	48	51	**65**	**116**	113
Total		164	166	169	175	**190**	**365**	283
HOT BRIQUETTED IRON								
Production ('000 tonnes)								
Boodarie™ Iron (h)	100%	384	277	-	333	**414**	**747**	770
DIAMONDS AND SPECIALTY PRODUCTS								
DIAMONDS								
Production ('000 carats)								
Ekati™	80%	928	932	1,023	954	**1,071**	**2,025**	1,695
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	13,724	13,633	13,815	13,838	**13,333**	**27,171**	28,262
USA	100%	3,170	3,266	3,703	2,905	**4,340**	**7,245**	6,276
Australia	100%	863	1,129	1,390	1,244	**1,234**	**2,478**	2,036
Indonesia (i)	80%	1,778	186	208	216	**29**	**245**	4,228
Colombia (j)	33%	1,088	1,022	1,455	1,231	**1,713**	**2,944**	2,226
Total		20,623	19,236	20,571	19,434	**20,649**	**40,083**	43,028
STAINLESS STEEL MATERIALS								
NICKEL								
Production ('000 tonnes)								
CMSA	99.8%	10.4	10.5	9.9	11.7	**11.9**	**23.6**	20.0
Yabulu	100%	7.1	7.3	7.8	7.4	**7.5**	**14.9**	13.4
Total		17.5	17.8	17.7	19.1	**19.4**	**38.5**	33.4
CHROME ORES								
Saleable production ('000 tonnes)								
South Africa (g)	60%	609	549	664	713	**714**	**1,427**	1,238
FERROCHROME								
Saleable production ('000 tonnes)								
South Africa (g)	60%	206	201	223	238	**230**	**468**	413

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	HALF YEAR ENDED **DEC 2002**	DEC 2001

(a) Metal production is reported on the basis of payable metal.
(b) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.
(c) Antamina commenced commercial production in October 2001.
(d) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(e) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in BMA.
(f) Shown on 100% basis before 20% outside equity interest.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(h) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.
(i) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production. BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
(j) BHP Billiton increased its interest in Cerrejon Zona Norte to 33.3% from 16.7% effective Februrary 2002.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED	
	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	7,197	6,593	6,786	6,799	**5,799**	**12,598**	14,597
North West Shelf - condensate	1,310	1,525	1,466	1,602	**1,510**	**3,112**	2,641
North West Shelf - Wanaea/Cossack	1,919	1,851	1,892	1,876	**1,655**	**3,531**	3,571
Laminaria	2,569	1,958	2,200	2,914	**1,869**	**4,783**	5,570
Griffin	863	1,971	1,587	1,281	**1,089**	**2,370**	1,900
Pakistan	19	20	18	18	**17**	**35**	36
Typhoon (a)	1,443	1,507	1,754	1,233	**654**	**1,887**	2,278
Americas	810	917	861	718	**652**	**1,370**	1,728
Liverpool Bay	2,868	2,770	2,574	1,838	**2,463**	**4,301**	5,698
Bruce/Keith	640	532	594	271	**690**	**961**	1,123
Total	19,638	19,644	19,732	18,550	**16,398**	**34,948**	39,143
NATURAL GAS (billion cubic feet)							
Bass Strait	23.14	17.18	26.77	33.07	**21.07**	**54.14**	52.90
North West Shelf - Domestic	3.73	3.45	2.86	3.62	**3.82**	**7.44**	7.41
North West Shelf - LNG	15.56	15.22	13.01	16.55	**14.93**	**31.48**	31.32
Griffin	1.25	0.92	0.34	0.95	**1.03**	**1.98**	2.70
Pakistan	2.83	2.94	3.02	2.83	**2.76**	**5.59**	5.49
Typhoon (a)	1.48	2.01	1.93	1.38	**0.71**	**2.09**	2.15
Americas	4.69	4.40	4.63	3.91	**3.80**	**7.71**	10.10
Bruce	10.65	8.44	7.92	4.59	**10.55**	**15.14**	13.93
Keith	0.27	0.11	0.16	0.07	**0.15**	**0.22**	0.46
Liverpool Bay	11.87	11.63	10.01	4.89	**10.59**	**15.48**	20.06
Total	75.47	66.30	70.66	71.86	**69.41**	**141.27**	146.52
LPG ('000 tonnes)							
Bass Strait	107.80	108.47	126.70	149.66	**115.23**	**264.89**	236.53
North West Shelf	35.53	33.33	35.08	36.32	**31.04**	**67.36**	71.85
Bruce	28.50	18.73	17.49	22.45	**20.47**	**42.92**	45.01
Keith	1.18	0.67	1.17	0.53	**1.23**	**1.76**	2.54
Total	173.01	161.20	180.43	208.96	**167.97**	**376.93**	355.93
ETHANE ('000 tonnes)	18.59	18.87	25.62	27.67	**19.91**	**47.58**	42.64

(a) Typhoon commenced production in July 2001.

PRODUCTION AND SHIPMENT REPORT

ALUMINIUM

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	QUARTER ENDED					HALF YEAR ENDED	
	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
ALUMINA							
Production							
Worsley, Australia	671	677	686	698	**662**	**1,360**	1,333
Paranam, Suriname	209	208	215	221	**213**	**434**	428
Alumar, Brazil	85	111	117	112	**123**	**235**	168
Total	965	996	1,018	1,031	**998**	**2,029**	1,929
Sales							
Worsley, Australia	638	656	690	758	**606**	**1,364**	1,330
Paranam, Suriname	221	205	197	253	**201**	**454**	445
Alumar, Brazil	88	101	106	130	**125**	**255**	167
Total	947	962	993	1,141	**932**	**2,073**	1,942
ALUMINIUM							
Production							
Hillside, South Africa	117	127	132	135	**134**	**269**	242
Bayside, South Africa	45	43	43	46	**45**	**91**	89
Alumar, Brazil	32	40	46	44	**44**	**88**	67
Valesul, Brazil	9	9	11	11	**11**	**22**	17
Mozal, Mozambique	32	31	31	32	**32**	**64**	64
Total	235	250	263	268	**266**	**534**	479
Sales							
Hillside, South Africa	117	128	131	124	**135**	**259**	240
Bayside, South Africa	43	42	53	47	**45**	**92**	86
Alumar, Brazil	33	38	45	38	**52**	**90**	67
Valesul, Brazil	8	10	11	9	**12**	**21**	16
Mozal, Mozambique	32	31	34	27	**35**	**62**	64
Total	233	249	274	245	**279**	**524**	473

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED	
		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Escondida, Chile (a)								
Material mined (100%)	('000 tonnes)	84,821	80,401	77,244	74,671	**74,303**	**148,974**	170,164
Sulphide ore milled (100%)	('000 tonnes)	10,060	10,452	11,311	10,142	**14,632**	**24,774**	21,265
Average copper grade	(%)	1.72%	1.53%	1.74%	1.45%	**1.59%**	**1.53%**	1.74%
Production ex Mill (100%)	('000 tonnes)	144.4	134.9	170.3	125.6	**191.8**	**317**	306
Production								
Payable copper	('000 tonnes)	80.1	75.3	94.4	68.4	**105.6**	**174.0**	169.5
Payable gold concentrate	(fine ounces)	12,166	11,837	17,694	10,074	**15,936**	**26,010**	22,807
Copper cathode (SXEW)	('000 tonnes)	21.9	21.2	21.5	17.9	**19.1**	**37.0**	43.8
Payable silver concentrate	('000 ounces)	298	295	344	304	**387**	**691**	618
Sales								
Payable copper	('000 tonnes)	87.0	77.0	85.3	77.0	**104.8**	**181.8**	170.7
Payable gold concentrate	(fine ounces)	12,386	10,806	17,004	11,689	**16,709**	**28,398**	21,115
Copper cathode (SXEW)	('000 tonnes)	18.0	24.6	22.7	19.5	**21.7**	**41.2**	40.8
Payable silver concentrate	('000 ounces)	334	313	248	269	**400**	**669**	646

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Tintaya, Peru (a) (b)								
Material mined	('000 tonnes)	14,115	396	-	-	**-**	**-**	31,715
Ore milled	('000 tonnes)	1,569	71	-	-	**-**	**-**	3,209
Average copper grade	(%)	1.72%	1.64%	0.00%	0.00%	**0.00%**	**0.00%**	1.65%
Production								
Payable copper	('000 tonnes)	22.9	0.8	0.2	-	**-**	**-**	43.8
Payable gold concentrate	(fine ounces)	11,500	503	-	-	**-**	**-**	21,749
Copper cathode (SXEW)	('000 tonnes)			1.3	8.4	**8.9**	**17.3**	-
Sales								
Payable copper	('000 tonnes)	17.8	8.8	-	-	**-**	**-**	37.0
Payable gold concentrate	(fine ounces)	9,546	5,452	212	-	**-**	**-**	19,291
Copper cathode (SXEW)	('000 tonnes)			1.9	8.0	**7.7**	**15.7**	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Cerro Colorado, Chile								
Material mined	('000 tonnes)	16,677	15,348	18,628	17,963	**15,027**	**32,990**	30,272
Ore milled	('000 tonnes)	3,864	3,698	3,581	3,759	**3,942**	**7,701**	7,380
Average copper grade	(%)	1.13%	1.03%	1.00%	0.97%	**1.03%**	**1.00%**	1.10%
Production								
Copper cathode	('000 tonnes)	33.8	31.3	31.3	32.5	**33.1**	**65.6**	68.2
Sales								
Copper cathode	('000 tonnes)	31.7	33.9	34.5	23.2	**36.1**	**59.3**	65.4

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED	
		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Antamina, Peru (a)								
Material mined (100%)	('000 tonnes)	19,970	20,548	28,990	30,235	**25,797**	**56,032**	19,970
Ore milled (100%)	('000 tonnes)	6,318	6,309	7,250	6,794	**6,395**	**13,189**	6,318
Average head grades								
- Copper	(%)	1.42%	1.31%	1.43%	*1.33%*	**1.41%**	**1.37%**	1.42%
- Zinc	(%)	1.35%	1.44%	0.93%	*1.28%*	**1.15%**	**1.22%**	1.35%
Production								
Payable copper	('000 tonnes)	26.2	25.1	30.5	25.7	**26.4**	**52.1**	26.2
Payable zinc	(tonnes)	16,010	18,825	13,518	18,189	**15,424**	**33,613**	16,010
Payable silver	('000 ounces)	*617*	*508*	*461*	*536*	**557**	**1,093**	617
Sales								
Payable copper	('000 tonnes)	28.7	28.8	28.6	30.6	**25.8**	**56.4**	28.7
Payable zinc	(tonnes)	*8,983*	23,028	15,009	19,184	**14,407**	**33,591**	8,983
Payable silver	('000 ounces)	*596*	595	489	590	**530**	**1,120**	596

(a) Commercial production commenced in October 2001.

		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Alumbrera, Argentina								
Material mined (100%)	('000 tonnes)	28,635	25,430	26,524	29,356	**28,730**	**58,086**	58,180
Ore milled (100%)	('000 tonnes)	7,142	7,146	7,575	8,034	**8,703**	**16,737**	14,658
Average head grades								
- Copper	(%)	0.74%	0.76%	0.73%	0.62%	**0.69%**	**0.66%**	0.72%
- Gold	(g/t)	1.1	1.1	1.0	0.8	**0.9**	**0.9**	1.0
Production								
Payable copper	('000 tonnes)	11.9	12.3	12.8	*11.1*	**13.4**	**24.5**	23.5
Payable gold	(fine ounces)	46,987	45,421	46,537	35,935	**42,594**	**78,529**	87,357
Payable gold - dore	(fine ounces)	2,793	3,644	4,973	3,344	**4,346**	**7,690**	5,007
Payable silver	('000 ounces)	71	68	56	53	**72**	**125**	114
Sales								
Payable copper	('000 tonnes)	13.1	12.7	11.6	10.3	**13.3**	**23.6**	22.9
Payable gold	(fine ounces)	48,223	47,261	36,874	*33,957*	**42,381**	**76,338**	82,684
Payable gold - dore	(fine ounces)	1,829	3,710	4,466	3,082	**4,409**	**7,491**	3,839
Payable silver	('000 ounces)	71	67	*67*	53	**72**	**125**	113
Highland Valley, Canada								
Material mined (100%)	('000 tonnes)	20,883	18,322	18,522	20,455	**18,682**	**39,137**	40,793
Ore milled (100%)	('000 tonnes)	12,912	11,778	12,224	12,941	**12,924**	**25,865**	25,753
Average copper grade	(%)	0.42%	0.42%	0.43%	0.40%	**0.39%**	**0.40%**	0.42%
Production								
Payable copper	('000 tonnes)	15.6	14.2	16.1	14.9	**14.3**	**29.2**	31.7
Payable molybdenum	('000 tonnes)	0.15	0.12	0.23	0.22	**0.25**	**0.47**	0.30
Payable silver	('000 ounces)	167	168	183	162	**159**	**321**	357
Payable gold concentrate	(fine ounces)	1,178	1,126	1,268	1,314	**1,230**	**2,544**	2,413
Sales								
Payable copper	('000 tonnes)	18.8	11.6	14.9	14.4	**17.5**	**31.9**	36.2
Payable molybdenum	('000 tonnes)	0.14	0.17	0.22	0.19	**0.22**	**0.41**	0.28
Payable silver	('000 ounces)	219	133	173	153	**189**	**342**	423
Payable gold concentrate	(fine ounces)	2,062	1,096	1,467	1,240	**1,644**	**2,884**	3,902

PRODUCTION AND SHIPMENT REPORT

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		QUARTER ENDED					HALF YEAR ENDED	
		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Cannington, Australia								
Material mined	('000 tonnes)	555	569	574	631	**573**	**1,204**	1,098
Ore milled	('000 tonnes)	538	567	575	599	**564**	**1,163**	1,034
Average head grades								
- Silver	(g/t)	567	619	675	564	**535**	**550**	582
- Lead	(%)	12.1%	12.7%	13.6%	11.7%	**11.9%**	**11.8%**	12.6%
- Zinc	(%)	5.3%	4.6%	3.9%	4.3%	**4.3%**	**4.3%**	5.0%
Production								
Payable silver	('000 ounces)	7,915	9,980	10,265	9,612	**8,326**	**17,938**	15,720
Payable lead	(tonnes)	51,914	63,172	63,799	61,676	**57,651**	**119,327**	104,793
Payable zinc	(tonnes)	17,285	15,002	12,511	15,182	**14,721**	**29,903**	31,343
Sales								
Payable silver	('000 ounces)	8,045	9,383	10,788	*9,401*	**9,027**	**18,428**	15,276
Payable lead	(tonnes)	52,577	59,712	67,650	*59,876*	**62,735**	**122,611**	102,000
Payable zinc	(tonnes)	17,850	19,105	14,761	*12,077*	**14,849**	**26,926**	31,069
Selbaie, Canada								
Ore milled	('000 tonnes)	1,029	1,012	1,016	1,049	**999**	**2,048**	2,035
Average head grades								
- Zinc	(%)	1.29%	1.32%	1.26%	1.37%	**1.09%**	**1.23%**	1.40%
- Copper	(%)	0.34%	0.33%	0.34%	0.33%	**0.28%**	**0.31%**	0.34%
- Gold	(g/t)	0.24	0.26	0.25	0.23	**0.25**	**0.24**	0.29
- Silver	(g/t)	37.23	29.10	28.99	35.10	**22.75**	**29.08**	31.18
Production								
Payable zinc	(tonnes)	7,896	8,495	8,121	9,840	**6,540**	**16,380**	17,580
Payable copper	(tonnes)	2,616	2,452	2,642	2,789	**2,111**	**4,900**	5,092
Payable gold concentrate	(ounces)	4,914	5,685	5,117	4,486	**5,069**	**9,555**	11,433
Payable silver	('000 ounces)	662	504	524	593	**369**	**962**	1,045
Sales								
Payable zinc	(tonnes)	7,932	8,400	7,877	9,861	**7,245**	**17,106**	17,891
Payable copper	(tonnes)	2,615	2,605	2,459	2,823	**2,107**	**4,930**	5,811
Payable gold concentrate	(ounces)	8,002	5,048	5,142	5,932	**3,082**	**9,014**	16,114
Payable silver	('000 ounces)	321	605	573	527	**478**	**1,005**	605
Pering, South Africa								
Ore milled	('000 tonnes)	342	330	338	320	**288**	**608**	681
Average head grades								
- Zinc	(%)	1.90%	1.73%	1.85%	2.21%	**3.34%**	**2.75%**	1.96%
- Lead	(%)	0.54%	0.42%	0.52%	0.66%	**0.40%**	**0.54%**	0.52%
Production								
Payable zinc	(tonnes)	5,583	4,851	4,793	5,331	**7,430**	**12,761**	11,471
Payable lead	(tonnes)	1,288	892	969	1,567	**694**	**2,261**	2,441
Sales								
Payable zinc	(tonnes)	4,859	4,745	3,667	3,701	**6,179**	**9,880**	9,791
Payable lead	(tonnes)	1,217	1,298	729	1,367	**1,327**	**2,694**	2,583

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED	
		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
San Manuel, USA (a)								
Production								
Copper cathode (SXEW)	('000 tonnes)	2.2	1.8	-	-	**-**	**-**	4.5

(a) San Manuel SXEW operations closed in March 2002.

		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Pinto Valley, USA								
Production								
Copper cathode (SXEW)	('000 tonnes)	3.4	3.1	2.8	2.8	**2.7**	**5.5**	6.9
Sales								
Copper cathode (SXEW)	('000 tonnes)	2.3	4.4	2.9	2.7	**2.6**	**5.3**	5.4

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED	
	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001

CARBON STEEL MATERIALS

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
IRON ORE (a)							
Pilbara, Australia							
Production							
Mt Newman Joint Venture	6,423	5,565	5,413	5,486	**5,287**	**10,773**	12,396
Goldsworthy Joint Venture (b)	1,667	1,434	1,690	1,891	**1,808**	**3,699**	3,323
Yandi Joint Venture	6,933	6,614	6,663	7,796	**8,187**	**15,983**	13,979
Jimblebar	1,332	1,211	1,476	*1,433*	**1,186**	**2,619**	2,514
Total (BHP Billiton share)	16,355	14,824	15,242	16,606	**16,468**	**33,074**	32,213
Total production (100%)	19,006	17,226	17,671	*19,284*	**19,165**	**38,449**	37,453
Shipments							
Lump	3,483	3,316	4,151	4,335	**4,290**	**8,625**	7,212
Fines	12,025	11,083	10,517	11,842	**13,896**	**25,738**	24,359
Total (BHP Billiton share)	15,508	14,399	14,668	16,177	**18,186**	**34,363**	31,571
Total shipments (100%)	18,245	16,940	17,256	19,033	**21,396**	**40,429**	37,142

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Mining Area C.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Samarco, Brazil							
Production	*928*	1,640	1,838	*2,022*	**1,979**	**4,001**	2,151
Shipments	1,440	1,705	1,768	*2,034*	**2,004**	**4,038**	2,596

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
BMA							
Blackwater	1,305	1,892	1,669	1,633	**1,603**	**3,236**	2,282
Goonyella	850	1,036	904	734	**812**	**1,546**	1,836
Peak Downs	730	1,028	1,185	789	**757**	**1,546**	1,615
Saraji	528	676	716	427	**629**	**1,056**	1,155
Norwich Park	495	524	527	573	**451**	**1,024**	1,022
South Blackwater (b)	524	-	-	-	**-**	**-**	1,194
Gregory	408	861	685	496	**780**	**1,276**	894
BMA total	4,840	6,017	5,686	4,652	**5,032**	**9,684**	9,998
BHP Mitsui Coal (c)							
Riverside	649	907	928	927	**400**	**1,327**	1,567
South Walker Creek	817	800	818	936	**1,072**	**2,008**	1,723
BHP Mitsui Coal total	1,467	1,707	1,746	1,863	**1,472**	**3,335**	3,290
Queensland total	6,307	7,724	7,432	6,515	**6,504**	**13,019**	13,288
Shipments							
Coking coal	4,011	4,799	5,252	4,165	**4,034**	**8,199**	8,815
Weak coking coal	1,674	1,604	1,124	1,739	**1,503**	**3,242**	3,267
Thermal coal	704	764	734	1,022	**800**	**1,822**	1,335
Total	6,390	7,167	7,110	6,926	**6,337**	**13,263**	13,417

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and *Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.*
(c) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED	
	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
CARBON STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
Illawarra, Australia							
Production	1,841	1,265	1,927	2,135	**1,886**	**4,021**	3,896
Shipments							
Coking coal	1,655	1,555	1,543	1,515	**1,900**	**3,416**	3,112
Thermal coal	94	49	268	134	**95**	**229**	230
Total	1,749	1,604	1,811	1,649	**1,995**	**3,644**	3,342
MANGANESE ORES							
South Africa							
Saleable production (a)	501	424	475	581	**560**	**1,141**	968

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Australia							
Saleable production (a)	387	467	309	514	**499**	**1,013**	892

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
MANGANESE ALLOYS							
South Africa							
Saleable production (a)	101	115	121	124	**125**	**249**	170

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Australia							
Saleable production (a)	63	51	48	51	**65**	**116**	113

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
HOT BRIQUETTED IRON							
Boodarie™ Iron, Australia (a)							
Production	384	277	-	333	**414**	**747**	770
Shipments	302	391	93	202	**464**	**666**	660

(a) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED	
		DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
DIAMONDS AND SPECIALTY PRODUCTS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
Ekati™, Canada								
Production	('000 carats)	928	932	1,023	954	**1,071**	**2,025**	1,695

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED	
	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Ingwe, South Africa							
Production	13,724	13,633	13,815	13,838	**13,333**	**27,171**	28,262
Sales							
Export	6,083	5,605	5,744	5,648	**6,609**	**12,257**	12,372
Local utility	6,780	6,979	7,767	7,836	**7,263**	**15,099**	14,257
Inland	1,111	835	742	471	**412**	**883**	2,203
Total	13,974	13,418	14,253	13,955	**14,284**	**28,239**	28,832
New Mexico, USA							
Production							
Navajo Coal	1,682	1,801	2,030	1,602	**2,154**	**3,756**	3,376
San Juan Coal (a)	1,488	1,465	1,673	1,303	**2,186**	**3,489**	2,900
Total	3,170	3,266	3,703	2,905	**4,340**	**7,245**	6,276
Sales - local utility	3,489	2,882	3,469	3,546	**3,348**	**6,894**	6,896

(a) Includes production from longwall operations commenced at San Juan in October 2002.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Hunter Valley, Australia							
Production	863	1,129	1,390	1,244	**1,234**	**2,478**	2,036
Sales							
Export	571	904	1,056	783	**881**	**1,664**	1,175
Inland	378	342	337	366	**276**	**642**	776
Total	949	1,246	1,393	1,149	**1,157**	**2,306**	1,951
Kalimantan, Indonesia							
Production (a)							
Senakin (b)	801	-	-	-	**-**	**-**	1,962
Satui (b)	777	-	-	-	**-**	**-**	1,845
Petangis	201	186	208	216	**29**	**245**	422
Total	1,778	186	208	216	**29**	**245**	4,228
Sales - export	1,684	242	243	189	**49**	**238**	3,996

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
Cerrejon Coal, Colombia (a)							
Production	1,088	1,022	1,455	1,231	**1,713**	**2,944**	2,226
Sales - export	688	971	1,144	1,246	**1,851**	**3,097**	1,786

(a) BHP Billiton increased its interest in CZN from 16.7% to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED	
	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
STAINLESS STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
NICKEL							
CMSA, Colombia							
Production	10.4	10.5	9.9	11.7	**11.9**	**23.6**	20.0
Sales	10.4	10.5	11.6	10.5	**12.8**	**23.3**	19.5
Yabulu, Australia							
Production							
Nickel	7.1	7.3	7.8	7.4	**7.5**	**14.9**	13.4
Cobalt	0.4	0.5	0.4	0.5	**0.5**	**1.0**	0.8
Sales							
Nickel	6.9	7.3	7.1	7.1	**8.3**	**15.4**	14.6
Cobalt	0.5	0.5	0.5	0.5	**0.5**	**1.0**	0.9
CHROME ORES							
South Africa							
Saleable production (a)	609	549	664	713	**714**	**1,427**	1,238

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	DEC 2001	MARCH 2002	JUNE 2002	SEPT 2002	**DEC 2002**	**DEC 2002**	DEC 2001
FERROCHROME							
South Africa							
Saleable production (a)	206	201	223	238	**230**	**468**	413

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

03 FEB 10 AM 7:21

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE
Date 29 January 2003
Number 03/03

BHP BILLITON QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT ACTIVITIES

September 2002 – December 2002

This report covers exploration and development activities for the quarter ended 31 December 2002. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

PETROLEUM DEVELOPMENT

Bream Pipeline, Australia (BHP Billiton 50%, non operated)

First gas flowed through the Bream pipeline on 12 December 2002, earlier than originally scheduled. As well as transporting gas from the Bream field, which was previously reinjected into the Bream reservoir, the pipeline will also access and accelerate the production of around 30 million barrels of hydrocarbon liquids (BHP Billiton share 15 million barrels) over a 10 year period.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Construction of the fourth liquefaction processing train is 57% complete and remains on schedule to start up in mid 2004. The second trunkline is 31% complete with shore crossing and rock quarrying activities commencing as planned. BHP Billiton's share of capital expenditure is US$237 million.

Minerva (BHP Billiton 90%, operated)

Work is progressing under a Lump Sum Turn Key contract awarded to a joint venture comprising McConnell Dowell Constructors (Australia) and Saipem (Portugal) for engineering and construction of the flowlines and gas plant. Civil engineering works have commenced on the gas plant site near Port Campbell. The offshore drilling and completion of the two new subsea wells is currently ongoing and is scheduled to be completed in February 2003. The project is on budget (BHP Billiton's share of capital expenditure is US$123 million) and on schedule for first gas production in the first quarter 2004.

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

Phase 1 of the development of the Zamzama Gas Field is being executed on a fast track basis and will include drilling at least three producing wells and constructing two additional 140 MMcf/d processing trains. The drilling of the first well, Zamzama-3, commenced July 2002 and was completed in October. The programme is proceeding on plan with the second well, Zamzama-4, currently being drilled and at the completion stage. The basic engineering design and the tendering process for the equipment packages and materials with long lead delivery times were complete in June 2002, and all of the equipment and materials are on site. Facilities construction is ongoing and the project is on track to meet its objectives. BHP Billiton's share of capital expenditure is US$40 million and first gas is scheduled for third quarter 2003.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising SONATRACH/BHP Billiton)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility with a capacity of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. By the end of December 2002 a total of 24 new wells had been drilled and completed and 15 existing wells had been re-completed. Facilities engineering and procurement are complete. Overall construction progress is 88.4 per cent. First production is scheduled for the second half of 2003, and BHP Billiton's share of capital expenditure is US$464 million.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising SONATRACH/BHP Billiton)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. Thirty-six development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of December 2002 the rig was working on the eleventh development well. Critical long lead engineering items are progressing to schedule. The EPC (Engineer/Procure/Construct) contractor, Saipem/Bouygues, is progressing engineering and procurement. Site preparation commenced in early October 2002. First production is scheduled for the end of first quarter 2004 and BHP Billiton's share of capital expenditure is US$179 million.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

In February 2002, BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. BHP Billiton's share of the capital costs for these new-build projects is estimated at $100 million. Installation of the offshore pipeline system began during the December 2002 quarter. The project is proceeding on schedule, with commissioning expected to occur during calendar year 2004.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Construction continues on the hull and topsides. First production is expected at the end of calendar year 2004.

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

In May BHP Billiton approved up to US$355 million to progress the development of the Atlantis field in the Gulf of Mexico. Drilling of the initial production wells in underway, with detailed engineering work continuing on the production facilities. Full project approval is expected early this year.

MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction Work on the 253,000 tonne per annum Mozal II aluminium smelter project continued during the quarter. Production targets are in line with the revised schedule and cost trends to date indicate that the project will likely be completed under the project budget of US$860 million (BHP Billiton share US$405 million). Initial production is expected by the end of the second quarter 2003 and full production expected by the end of 2003.

At the end of December 2002, overall construction work had reached 79 per cent. The civil, structural steel and cladding work was almost completed. Installation of the main process equipment is progressing well and the pre-commissioning of various process systems has commenced.

Hillside Expansion

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and at the end of December 2002 overall construction work has reached 36 per cent completion. The main civil works are nearing completion and steady progress is being made on structural steel erection and cladding. Manufacture of process equipment is progressing on schedule. First metal production from the new potline facilities is expected in the first quarter of 2004, in line with revised schedule, and full production is expected by the end of the second quarter 2004. Expenditure to date remains in line with the budgeted US$449 million.

Base Metals

Escondida Phase IV Expansion, Chile (BHP Billiton 57.5%)

As of the end of December commissioning activities were substantially complete and the majority of project personnel demobilized from the site. Plant throughput during December 2002 was 75 per cent of design vs a planned 52 per cent. Ramp up to full production is expected by April 2003.

The development has an estimated capital cost of US$1,045 million (BHP Billiton share US$600 million), and final costs are expected to be on or under budget.

Carbon Steel Materials

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal resulting in 2.6 Mtpa of coking coal and 1Mtpa of thermal coal. The main customer for the coking coal is the BHP Steel Port Kembla steelworks located seven kilometres from the mine site.

Construction activities are continuing at three of the four main sites including the coal loading facilities (Kemira Valley), mine surface facilities (Dendrobium) and the ventilation shaft. Construction will commence on the fourth main site, the washery upgrade and the installation of a thermal drier, in March 2003. The project is approximately 20 per cent complete with one of the two underground access tunnels reaching the coal seam in December 2002. This resulted in the successful transition of the road tunnelling process to a coal production process, with the project now producing development quantities of coal. The ventilation shaft boring has been completed with the shaft lining 50 per cent complete. The Dendrobium production crews will be recruited by June 2003.

Approximately US$70 million has been committed to date. The capital forecast and longwall startup schedule remain unchanged at US$170 million and May 2005 respectively.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 Mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$213 million (BHP Billiton share US$181 million).

Construction work is progressing at both the plant and infrastructure rail and road sites. Extraction and shipment of bulk sample material continued during the quarter, and overall the project is within budget and remains on schedule to commission in the fourth quarter of 2003.

A joint venture agreement has been signed with POSCO of South Korea for the development of the 'C Deposit' section of Mining Area C, whereby POSCO will take a 20 per cent interest in the deposit.

Products & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increase in sales of iron ore over the next decade. The approvals cover the first stage of PACE, which will increase capacity to 81Mtpa by 2004. Further stages will provide for capacity levels to exceed 90 Mtpa. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is nearing completion and construction work has commenced on site. The project is within budget and remains on schedule to commission in the second quarter of 2004.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. The project is proceeding to schedule with mining activites now managed by operations. In accordance with contracted commitments, deliveries to Macquarie Generation have commenced. In December 2002 the coal handling plant was commissioned and throughput ramp up has started. The coal preparation plant and export facilities are progressing well. Forecast cost to completion is within the approved budget of US$411 million.

San Juan Underground, USA

San Juan Underground completed the project start up phase by the end of the calendar year and is now operational. Project capital spending closed at the end of the year, US$3 million under the approved budget of US$146 million. The longwall came on line in October and is expected to ramp up to full capacity by March 2003. Longwall operations are ramping up as scheduled, and produced 372,000 tonnes in December.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2002.

WELL	LOCATION	BHP Billiton EQUITY	STATUS
Kansas-1	Gulf of Mexico, Atwater Valley 489	22% BHP Billiton; Marathon Operator	Well reached total depth. Plugged and abandoned.
Shenzi-1	Gulf of Mexico, Green Canyon 654	44% BHP Billiton Operator	Significant hydrocarbon discovery. For further information see News Release of 19 November 2002.
Vortex-1	Gulf of Mexico, Atwater Valley 261	33.3% BHP Billiton; Kerr McGee well operator	Gas discovery. BHP Billiton will operate all future activity. For further information see News Release of 5 December 2002.
Neptune-4*	Gulf of Mexico, Atwater Valley 573	50% BHP Billiton; Operator	The well has been plugged and abandoned. Non commercial.
Whitetail-1*	Western Australia, Offshore Beagle Sub-Basin, WA296	16.6% BHP Billiton; Woodside well operator	The well has been plugged and abandoned.
Atlantis-6	Gulf of Mexico, Green Canyon 743	44% BHP Billiton; BP operator	Drilling ahead.

*Drilling completed in March Quarter 2003.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities. This has lead to continued growth and diversification in the exploration portfolio and increased quality exploration opportunities.

The three BHP Billiton FALCON™ airborne gravity platforms were active in flying projects for both BHP Billiton and its partner companies in Australia, South America and Africa.

Expenditure

Information related exploration expenditure will be included in the BHP Billiton half year results results, to be released on 24 February 2003.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7747 3977
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange** **Johannesburg Stock Exchange** **Euronext**
Date:	**30 January 2003**
For Release:	**Immediately**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that, on 29 January 2003, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 52,574 Ordinary shares of US$0.50 each in the capital of BHP Billiton Plc. BHP Billiton Plc was notified of this transaction on 30 January 2003.

This transaction was made on behalf of a beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above transaction Mr C W Goodyear has an interest in the balance held by the Trust of 368,673 shares as a potential beneficiary of the Trust.

Ends

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange** **Johannesburg Stock Exchange** **Euronext**
Date:	**3 February 2003**
For Release:	**Immediately**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that, on 31 January 2003, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 14,470 Ordinary shares of US$0.50 each in the capital of BHP Billiton Plc. BHP Billiton Plc was notified of this transaction on 3 February 2003.

This transaction was made on behalf of a beneficiary of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above transaction Mr C W Goodyear has an interest in the balance held by the Trust of 354,203 shares as a potential beneficiary of the Trust.

Ends

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 February 2003

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on appointment to that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy .

Name of Director	Dr J Buchanan
Date of appointment	1 February 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
–	–

Part 3 – Director's interests in contracts

Detail of contract	–
Nature of interest	–
Name of registered holder (if issued securities)	–
No. and class of securities to which interest relates	–

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E A Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852